FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant

to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the month of March 2007

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

Amcor News Release

Amcor Limited

For release: Monday, March 26, 2007

Amcor announces results of PACRS2 repurchase offer

Amcor today announced the results of the repurchase offer for PACRS2 convertible notes. Holders of 1,901,814 PACRS2 notes, representing 91 per cent of the 2,099,037 outstanding notes, have accepted the off-market repurchase offer at $105.2632 per note for a total repurchase amount of $200 million.

See the attached announcement from the issuer of the PACRS2 notes, Amcor Investments (New Zealand) Limited, for more details.

As announced on the ASX on 24 January 2007, all outstanding PACRS2 which are not repurchased will convert to ordinary shares in Amcor Limited on 30 April 2007.

ENDS

For further information please contact:

John Murray

Executive General Manager Corporate Affairs

Amcor Limited

Ph: +61 3 9226 9005

Amcor Limited

ABN 62 000 017 372

679 Victoria Street Abbotsford Victoria 3067 Australia

Tel: 03 9226 9000 Fax: 03 9226 9050

www.amcor.com

Amcor News Release

Amcor Investments (New Zealand) Limited

For release: Monday, March 26, 2007

Amcor announces results of PACRS2 repurchase offer

Amcor Investments (New Zealand) Limited (AINZL) today announced the results of its repurchase offer for PACRS2 convertible notes.  Holders of 1,901,814 PACRS2 notes, representing 91 per cent of the 2,099,037 outstanding notes, have accepted AINZL’s off-market repurchase offer at $105.2632 per note for a total repurchase amount of $200 million.

PACRS2 are the Perpetual Amcor Convertible Reset Securities issued by AINZL in May 2002.

PACRS2 holders who have accepted the repurchase offer will receive the $105.2632 per note repurchase price and interest of $4.2498 per note for the final interest period up to and including 29 April 2007.  Settlement of the repurchase, cancellation of repurchased notes, and dispatch/ crediting of proceeds of the repurchase and the final interest payment is scheduled for Monday, 30 April 2007.

As announced to the ASX on 24 January 2007, all outstanding PACRS2 which are not repurchased will convert to ordinary shares in Amcor Limited on 30 April 2007.  The last trading day on ASX for PACRS2 notes will be 19 April 2007.

For queries on the PACRS2 repurchase offer, holders may call 1300 301 256 from within Australia for the cost of a local call or +61 3 9415 4608 if calling from outside Australia, or visit website www.amcor.com.

ENDS

For further information please contact:
John Murray	Paul Connolly
Executive General Manager Corporate Affairs	Director
Amcor Limited	Amcor Investments (New Zealand) Limited
Ph: +61 3 9226 9005	Ph: +61 3 9226 9104

Amcor Investments (New Zealand) Limited

17 Ash Road

Wiri

Auckland.

New Zealand

www.amcor.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMCOR LIMITED
(Registrant)

Date 27 March 2007

	By:	/s/ JULIE McPHERSON
By: Julie McPherson
Title: Company Secretary/Group General Counsel